Filed by Patrick Industries, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Patrick Industries, Inc.

Commission File No.: 000-03922
Date: June 30, 2026

On June 30, 2026, the following communications were provided to employees of Patrick Industries, Inc. ("the Company") in connection with the proposed transaction between the Company and LCI Industries:

Leader Communication Toolkit

6/30/26

Your Role as a Leader    4
Team Member FAQs    6
Customer Talking Points    9
Supplier Talking Points    10

Confidential:
This guide is not for distribution. It is for internal use only.

Leadership Talking Points

What We Announced

•Today we announced Patrick and Lippert will combine in an all-stock merger creating a premier component solutions provider for the outdoor enthusiast, housing, and transportation markets.
•This merger combines two companies with complementary product portfolios and longstanding partnerships with customers and stakeholders.
•There will be compelling financial benefits underpinned by strong cash flow generation and a solid balance sheet to drive continued growth and disciplined capital allocation strategy.
•Following completion of the transaction, Patrick shareholders will own approximately 52% of the combined company, and Lippert shareholders will own approximately 48%.
•The move accelerates shareholder value creation, with $150 million of estimated run-rate synergies.
•Andy Nemeth will serve as the CEO of the combined company. Todd Cleveland will serve as Chairman of the combined company Board, and Johnny Sirpilla will serve as Vice Chairman of the combined company Board.
•This is an exciting new chapter in the evolution of our two companies as we continue on our journey to positively impact and deliver value for our customers, our team members, shareholders, and the communities we serve.

Why Now

•Over the past few years, Patrick has achieved strong growth.
•We have expanded our business by deepening customer relationships, diversifying our portfolio through strategic acquisitions, and driving innovation to enhance our capabilities and improve the consumer experience.
•At the same time, we are always looking for opportunities to better position our company and improve our resiliency through economic cycles.
•It is a transformational time in the marketplace and as such, our Board of Directors decided now is the right time to combine with Lippert.
•Our next chapter will build on the strong foundation you have helped create. We are confident this transformational combination will further enhance our ability to serve the global outdoor recreation market, driven by our strong cultures, deep expertise, and shared commitment to excellence and focus on the customer.

Bringing Together Two Complementary Industry Leaders

•As you may know, Lippert is a leading provider of highly engineered components to the outdoor recreation and transportation markets around the world.
•Like Patrick, Lippert has built deep customer relationships and a strong commitment to innovation.
•Patrick and Lippert are two established industry leaders with deep roots and longstanding connections to the Elkhart community and the outdoor enthusiast industry, with strong teams and best-in-class cultures.
•The powerful combination brings together complementary talent and industry insights, a deep pipeline of customer-centric solutions, empowers customers to bring ideas to life, and unifies our innovation platforms enhancing our capabilities.
Together, we will create a more dynamic platform through a broader brand portfolio, more efficient operations, and enhanced R&D investment and commercialization capabilities - all of which will benefit our customers and the end consumers they serve.

What this Means for Team Members

•We are confident this next chapter provides a compelling proposition for our Team Members.
•This strategic merger unifies a high-performing talent engine, anchored in a shared customer-centric culture and a better Team Member experience that sets us apart. It also strengthens our communities through job creation, fueling local economic growth and actively supporting the communities in which our Team Members live and work.
•While we look forward to bringing Patrick and Lippert together, today is just the first step in this process.
•The transaction is expected to close in the first half of 2027, subject to regulatory approvals and customary closing conditions.
•Until then, Patrick and Lippert will continue to operate as independent companies, and it remains business as usual for our respective Team Members.
•Team Members should not engage with Lippert employees or customers outside normal business channels or speculate about post-closing arrangements.
•We must all remain focused on serving our customers, supporting one another, and executing with a disciplined, customer first mindset.

Next Steps

•Many decisions will be made as part of this planning process between now and close, but here is what we know as we enter the next phase of this process:
oAndy Nemeth will serve as CEO of the combined company.
oThe Board of Directors of the combined company will consist of 12 directors, with six designated by Patrick and six designated by Lippert.
oTodd Cleveland will serve as Chairman of the Board and Johnny Sirpilla, Interim CEO of Lippert, will serve as Vice Chairman of the Board.
oThe combined company will be headquartered in Elkhart, Indiana.
•In the interim, we understand that you may have questions about what this combination means for Patrick and for you. Please utilize the Team Member FAQs to assist in addressing some of these questions.
•While there are many questions we can’t answer today, we are committed to communicating with you as we have updates to share.
•Please note, this news will result in increased interest in our company. It is important that we speak with one voice. If you receive inquiries from general media, please direct them to Mike Caudill at caudillm@patrickind.com. For any inquiries from investors, please direct them to Steve O'Hara at oharas@patrickind.com.

In Closing

•Everything we’ve done as a team to successfully execute our strategy and drive business results has made this transformational combination possible.
Thank you for your continued commitment to Patrick and the work you do each day serving our customers with excellence.

Your Role as a Leader

We are grateful to have such strong leaders guiding our teams through this moment. Your influence as a Patrick leader has never mattered more. The way you show up, communicate, and engage with your teams over the coming weeks will shape how our Team Members experience this transition — and we have every confidence in your ability to do that well.

These materials are designed to support you, not to script you. They’re designed to give you a strong foundation of information so you can have genuine, grounded conversations with your teams.

We ask you take time to get comfortable with these materials ahead of any team conversations. We have established a joint website where our public documents can be viewed: www.PatrickandLippertTogether.com.

A Few Things to Keep in Mind

Stay close to the approved materials. The communications we’ve shared have been carefully reviewed by legal counsel, and many will be filed with the SEC. It’s important that these materials are shared as-is — please don’t add to, alter, or supplement them, and avoid creating additional materials that describe the transaction’s impact or speculate on next steps. This isn’t about limiting you — it’s about protecting all of us, including your teams, during a sensitive regulatory period. Everything we’re able to share right now is included here.

Lead with humility, care, and confidence. Your teams will take their cues from you. When you speak about this announcement with humility, genuine positivity and servant leadership, it gives Team Members permission to feel good about what lies ahead. Be present with their questions, acknowledge their feelings — whether excitement, uncertainty, or both — and resist the temptation to speculate. The most powerful thing you can do right now is model calm confidence in the opportunity in front of us.

Keep your teams anchored to the work. Remind your teams that this is the beginning of a process, not an overnight change. The transaction is expected to close in the first half of 2027, subject to regulatory approvals and customary closing conditions. Until then, our customers are counting on us, and our BETTER Together values remain our north star. Operational excellence and customer focus are still the job — and they’re what make this combination possible in the first place.

Patrick and Lippert remain separate companies until close. Outside of your normal course of business, please avoid engaging with Lippert employees or customers until the transaction is complete. If a Lippert customer or employee reaches out to you directly, kindly direct them to continue working through their Lippert contacts as usual. Please also refrain from discussing or speculating on how the combined company may be structured or operate post-close.

Speak with one voice. Today’s announcement may attract attention from media and investors. In keeping with our standard practice, please direct any general media inquiries to Mike Caudill at caudillm@patrickind.com, and any investor inquiries to Steve O’Hara at oharas@patrickind.com.

Thank you for your continued leadership and the trust you’ve built with your teams.

This is a significant moment, and we’re proud to be navigating it alongside leaders like you.

Answering Questions and Next Steps

You will likely receive questions you will not be able to answer directly or do not yet have an answer for. In these situations, you can say the following:
“Thank you for your question. Please understand we are early in the process, and do not have all the answers right now. We will do our best to address your questions and will continue to keep you updated on important developments as we move through the transaction process.”

Team Member FAQs

What was Announced?
•Today we announced Patrick and Lippert will combine in an all-stock merger creating a premier component solutions provider for the outdoor enthusiast, housing, and transportation markets.
•This merger combines two companies with complementary product portfolios and longstanding partnerships with customers and stakeholders.
•There will be compelling financial benefits underpinned by strong cash flow generation and a solid balance sheet to drive continued growth and disciplined capital allocation strategy.
•Following completion of the transaction, Patrick shareholders will own approximately 52% of the combined company, and Lippert shareholders will own approximately 48%.
•The move accelerates shareholder value creation, with $150 million of estimated run-rate synergies.
•Andy Nemeth will serve as the CEO of the combined company. Todd Cleveland will serve as Chairman of the combined company Board, and Johnny Sirpilla will serve as Vice Chairman of the combined company Board.
•This is an exciting new chapter in the evolution of our two companies as we continue on our journey to positively impact and deliver value for our customers, our team members, shareholders, and the communities we serve.
•Additional information on the announcement can be found on our joint website: www.PatrickandLippertTogether.com.

Who is Lippert?
•Lippert is a leading provider of highly engineered, structural OEM and aftermarket components serving the outdoor recreation market, with established brands, distribution capabilities, and strong channel access.
•Like us, Lippert is deeply rooted in the RV and the outdoor enthusiast industries, and we have a shared culture of innovation and customer excellence.

Why does this transaction make sense for Patrick? Why now?
•Over the past few years, Patrick has achieved strong growth.
•We have expanded our business by deepening customer relationships, diversifying our portfolio through strategic acquisitions, and driving innovation to enhance our capabilities and improve the consumer experience.
•At the same time, we are always looking for opportunities to better position our company and improve our resiliency through economic cycles.
•It is a transformational time in the marketplace and as such, our Board of Directors decided now is the right time to combine with Lippert.
•Our next chapter will build on the strong foundation you have helped create. We are confident this transformational combination will further enhance our ability to serve the global outdoor recreation market, driven by our strong cultures, deep expertise, and shared commitment to excellence and focus on the customer.

Why is Lippert a good fit for Patrick? Aren’t they a competitor?
•Lippert is a leading provider of highly engineered components to the outdoor recreation and transportation markets around the world.
•Like Patrick, Lippert has built deep customer relationships and a strong commitment to innovation.
Patrick and Lippert are two established industry leaders with deep roots and longstanding connections to the Elkhart community and the outdoor enthusiast industry, with strong teams and best-in-class culture.

•The powerful combination brings together complementary talent and industry insights, a deep pipeline of customer-centric solutions, empowers customers to bring ideas to life, and unifies our innovation platforms enhancing our capabilities.
•Together, we will create a more dynamic platform through a broader brand portfolio, more efficient operations, and enhanced R&D investment and commercialization capabilities - all of which will benefit our customers and the end consumers they serve.

What does this mean for me and my job? Will my day-to-day responsibilities change? Will I have a job?
•While we look forward to bringing Patrick and Lippert together, today is just the first step in this process.
•It is business as usual for you. Your role, your job, and your day-to-day responsibilities are not changing as a result of this announcement.

Will this affect my compensation or benefits?
•There are no changes to compensation or benefits as a result of this announcement.

The announcement references $150 million in synergies. What does this mean?
•The synergies referenced in the press release refer to the extra value we get by working together. As an example, the cost and resources needed to run one combined public company will be less than operating two public companies.
•Another example is there will be areas of opportunity in procurement and supply chain efficiencies which will position us to be a better partner as we pass on benefits to our customers and ultimately the end consumer.
•Importantly, this transaction is about growth. Together, we can offer a broader, more innovative, and affordable portfolio of products further strengthening the company and creating opportunities for Team Members across the combined organization.
•A team will be assembled to identify synergy opportunities and then lay out a plan to realize them.

When is the transaction expected to close?
•The transaction is expected to close in the first half of 2027 subject to customary regulatory approvals and closing conditions.
•Until then, the companies will continue to operate independently.

What will the leadership and governance structure look like after close?
•Upon closing, Andy Nemeth will serve as Chief Executive Officer of the combined company.
•The combined company will employ a collaborative approach to identify a best-in-class management team to lead the organization.

What happens between now and closing?
•Between now and closing, a small team will be working to successfully close the transaction and identify plans to bring our companies together.
•This announcement is the first step in the process.
•Until the transaction closes, Patrick and Lippert remain separate, independent companies.
•As a result, it is business as usual, and there are no changes to your role or responsibilities at this time.
•We must all remain focused on serving customers, supporting one another, and executing with discipline and a customer-first mindset.

Will there be changes to locations or facilities?
Once the transaction closes, we will evaluate our footprint to best support the combined business and ultimately our customers.

What happens to our objectives or OSOs, do they change?
•Please stay focused on your 2026 objectives. These are not changing. Remember, both companies will continue to operate independently until the transaction closes.
•After that, we will align the combined organization’s goals to ensure we are best positioned for long-term growth and success.

Can I reach out to Lippert employees? Can I work with them now?
•Until the transaction closes, Patrick and Lippert remain separate, independent companies.
•Please do not engage with Lippert employees outside normal business operations.

How should I work with my new colleagues from Lippert post-close?
•We are very early in the process. Upon transaction close, we will be communicating with you more on post close protocol as needed.
•However, we ask all Team Members to continue to embrace our BETTER Together values of Balance, Excellence, Trust, Teamwork, Empowerment, and Respect in interactions with other Team Members, customers, and suppliers.

What should I do if a Lippert customer or supplier contacts me and asks me about the announcement?
•You can say that this is an exciting announcement for Patrick, and we believe the transaction will create a stronger platform for growth.
•You should also let them know Patrick and Lippert remain separate companies until transaction close.
•They should continue working with their normal Lippert contacts as usual.
•Importantly, you should not speculate or discuss business arrangements that may occur once the transaction is complete.

Can I post about the transaction on social media?
•Under normal circumstances, Team Members are permitted and encouraged to share Patrick corporate posts on their own channels. However, we strongly recommend you refrain from posting.
•If you do choose to post, please know because this transaction is still pending approval, there are significant legal restrictions on what you can and can’t do. Keep in mind, altering any content or sharing certain information about the transaction could be a violation of federal securities laws.
•It has always been our practice to default to the side of humility with regards to our corporate social media posts. We ask you to continue to adhere to this.

What should I do if I’m contacted by the media or if I have more questions?
•If you receive any media inquiry or outside request for comment, do not respond directly.
•If you receive inquiries from non-financial media, please direct them to Mike Caudill at caudillm@patrickind.com. For any inquiries from investors, please direct them to Steve O'Hara at oharas@patrickind.com.

Who can I contact if I have more questions?
Please reach out to your manager with any questions.

Customer Talking Points

•We announced we have entered into an agreement with Lippert to combine the two companies in an all-stock merger.
•This transaction brings together two customer-focused component solutions providers across complementary product portfolios and end markets.
•Both Patrick and Lippert share a commitment to innovation, operational excellence, customer partnership, and high-quality products and solutions.
•We have identified actionable synergies, which will translate to tangible benefits for our stakeholders, including our customers.
•By removing expenses from running two separate companies, we can keep our pricing fair and competitive even when markets are tough.
•Additionally, as we evaluate opportunities with suppliers, we will pursue synergies in the procurement value chain delivering even more competitive pricing opportunities.
•With a premier platform and integrated products and solutions, we will deliver thoughtful co-design of complementary solutions, creating meaningful additional value for you.
•We have operational excellence opportunities in areas like supply chain, sales, and customer service.
•On the supply chain side, it will be about getting products to your door faster and more reliable.
•As our sales and customer service teams work together, we will enhance our service levels with a “best of both worlds" approach, bringing the strongest practices across the combined organization. At the end of the day, we will be a better partner, built for you, easier to work with, faster to respond, and better equipped to serve you now and in the future.
•We remain committed to our relationship which has been built on trust and transparency so we can grow together – and you can count on this not changing.
•Looking ahead, the transaction is expected to close in the first half of 2027 subject regulatory approvals.
•In the meantime, it is business as usual at Patrick. There are no changes to who you work with at Patrick. We will keep you informed as we have news to share.
•This means that we will continue to provide the high-quality products that you have come to expect from us. We look forward to building on our partnership.

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Supplier Talking Points

•We announced we have entered into an agreement with Lippert to combine the two companies in an all-stock merger.
•This transaction brings together two customer-focused component solutions providers across complementary product portfolios and end markets.
•Both Patrick and Lippert share a commitment to innovation, operational excellence, customer partnership, and high-quality products and solutions.
•As a combined company, we are confident we will be even better positioned to work with our partners and suppliers so we can serve our customers across all our combined markets.
•As we bring our organizations together, this strategic merger represents a meaningful opportunity for our partners as well. The combined scale of our business is expected to drive increased demand and longer-term growth, creating the potential for higher volumes and deeper collaboration. Suppliers with the capability to support this expanded footprint will be well positioned to grow alongside us, strengthen their strategic role, and benefit from a more significant, long-term partnership.
•Looking ahead, the transaction is expected to close in the first half of 2027, subject to regulatory approvals.
•It is business as usual. There are no changes to contracts or who you work with at Patrick. We will keep you informed as we have news to share.

Important Information About the Proposed Transaction and Where to Find It
In connection with the proposed transaction between Patrick Industries, Inc. (“Company”) and LCI Industries (“LCI”), the Company and LCI intend to file relevant materials with the Securities and Exchange Commission (the “SEC”), including, among other filings, a Company registration statement on Form S-4 that will include a joint proxy statement of the Company and LCI that also constitutes a prospectus of the Company with respect to shares of the Company’s common stock to be issued in the proposed transaction, and a definitive joint proxy statement/prospectus, which will be mailed to stockholders of the Company and LCI (the “Joint Proxy Statement/Prospectus”). The Company and LCI may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the Joint Proxy Statement/Prospectus or any other document which the Company and LCI may file with the SEC. INVESTORS AND SECURITY HOLDERS OF THE COMPANY AND LCI ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the registration statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by the Company and LCI through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by LCI will be available free of charge on LCI’s website at lippert.com under the tab “Investors” and under the heading “Financials” and subheading “SEC Filings.” Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s website at patrickind.com under the tab “Investors” and under the heading “SEC Filings.”

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Supplier Talking Points
Certain Information Regarding Participants
The Company, LCI and their respective directors and executive officers may be considered participants in the solicitation of proxies from the stockholders of each of the Company and LCI in connection with the proposed transaction. Information about the directors and executive officers of LCI and their ownership of LCI common stock is set forth in its Annual Report on Form 10-K for the year ended December 31, 2025, which was filed with the SEC on February 26, 2026 (the “LCI 2025 10-K”) and its proxy statement for its 2026 annual meeting, which was filed with the SEC on March 27, 2026. Information about the directors and executive officers of the Company and their ownership of Company common stock is set forth in its Annual Report on Form 10-K for the year ended December 31, 2025, which was filed with the SEC on February 19, 2026 (the “Company 2025 10-K”) and its proxy statement for its 2026 annual meeting, which was filed with the SEC on March 30, 2026. To the extent holdings of Company’s or LCI’s securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC on: (1) March 31, 2026, March 31, 2026, April 1, 2026, April 20, 2026, May 13, 2026, May 13, 2026, May 13, 2026, May 13, 2026, May 13, 2026, May 13, 2026, May 13, 2026, May 14, 2026, June 5, 2026, June 5, 2026 and June 5, 2026, with respect to directors and executive officers of Lightspeed, (2) May 6, 2026, May 6, 2026, May 6, 2026, May 6, 2026, May 6, 2026, May 18, 2026, May 18, 2026, May 18, 2026, May 18, 2026, May 18, 2026, May 18, 2026, May 18, 2026, May 18, 2026, May 21, 2026, May 28, 2026, June 11, 2026 and June 24, 2026, with respect to directors and executive officers of Planet and (3) and other filings made from time to time with the SEC. Information about the directors and executive officers of the Company and LCI, including a description of their direct or indirect interests, by security holdings or otherwise, and other information regarding the potential participants in the proxy solicitations, which may be different than those of the Company’s stockholders and LCI’s stockholders generally, will be contained in the Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at http://www.sec.gov and from Company’s or LCI’s website as described above.
No Offer or Solicitation
This Current Report on Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy or exchange any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. It does not constitute a prospectus or prospectus equivalent document. No offering or sale of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.
Special Note Regarding Forward-Looking Statements
Information in this Current Report on Form 8-K, other than statements of historical facts, may constitute forward-looking statements, for the purpose of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended, and involve a number of risks and uncertainties. These statements include, but are not limited to, statements about the benefits of the proposed transaction between the Company and LCI, including future financial and operating results (including the anticipated impact of the transaction on the Company’s and LCI’s respective earnings), statements related to the expected timing of the completion of the transaction, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Forward-looking statements may be identified by terminology such as “may,” “will,” “should,” “targets,” “scheduled,” “plans,” “intends,” “goal,” “anticipates,” “expects,” “believes,” “forecasts,” “outlook,” “estimates,” “potential,” or “continue” or negatives of such terms or other comparable terminology, but not all forward-looking statements include such identifying terminology.

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Supplier Talking Points
All forward-looking statements are subject to risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company or LCI to differ materially from any results expressed or implied by such forward-looking statements. Such factors include, among others, (1) the risk that the cost savings and any revenue synergies from the transaction may not be fully realized or may take longer than anticipated to be realized, (2) disruption to each party’s business as a result of the announcement and pendency of the transaction, (3) the risk that the integration of each party’s operations will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate as a result of unexpected factors or events, (4) the failure to obtain the necessary approvals by the stockholders of the Company or LCI, (5) the ability by each of the Company and LCI to obtain required governmental approvals of the transaction on the timeline expected, or at all, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction, (6) reputational risk and the reaction of each party’s customers, suppliers, employees or other business partners to the transaction, (7) the failure of the closing conditions in the merger agreement to be satisfied, or any unexpected delay in closing the transaction or the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (8) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (9) risks related to management and oversight of the expanded business and operations of the combined company due to the increased size and complexity, (10) the possibility of increased scrutiny by, and/or additional regulatory requirements of, governmental authorities as a result of the transaction or the size, scope and complexity of the combined company’s business operations, (11) the outcome of any legal or regulatory proceedings that may be currently pending or later instituted against the Company, LCI or the combined company before or after the transaction, and (12) general competitive, economic, political and market conditions and other factors that may affect future results of the Company and LCI. Additional factors which could affect future results of LCI and the Company can be found in the LCI 2025 10-K, under the captions “Special Note Regarding Forward-Looking Statements” and “Risk Factors and LCI’s Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and the Company 2025 10-K, under the captions “Information Concerning Forward-Looking Statements” and “Risk Factors” and the Company’s Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, in each case filed with the SEC and available on the SEC’s website at http://www.sec.gov. The Company and LCI disclaim any obligation and do not intend to update or revise any forward-looking statements contained in this communication, which speak only as of the date hereof, whether as a result of new information, future events or otherwise, except as required by federal securities laws.